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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. __ )*


                           IMPSAT Fiber Networks, Inc.
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   45321T 10 3
                                 --------------
                                 (CUSIP Number)


                                January 31, 2000
                ------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
1.      Name of Reporting Person:                                Nevasa Holdings Ltd.
        I.R.S. Identification No.

2.      Check the Appropriate Box If a Member of a Group         (a) [ ]

                                                                 (b) [ ]

3.      SEC Use Only

4.      Citizenship or Place of Organization:                    British Virgin Islands


Number of Shares               5.     Sole Voting Power          42,366,878
Beneficially Owned
by Each Reporting              6.     Shared Voting Power        0
Person With
                               7.     Sole Dispositive Power:    42,366,878

                               8.     Shared Dispositive Power   0

9.      Aggregate Amount Beneficially Owned by
        Each Reporting Person:                                   42,366,878

10.     Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)               [ ]

11.     Percent of Class Represented by Amount in Row (9):       46.3%

12.     Type of Reporting Person (See Instructions):             CO


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ITEM 1.

        (a)    NAME OF ISSUER: IMPSAT Fiber Networks, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:  Alferez Pareja 256, 1107
                                                                 Buenos Aires, Argentina

ITEM 2.

        (a)    NAME OF PERSON FILING:  Nevasa Holdings Ltd.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                                          Vanderpool Plaza, Wickham Cay I,
                                                          Road Town,
                                                          Tortola, British Virgin Islands

        (c)    CITIZENSHIP: British Virgin Islands

        (d)    TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value per share.

        (e)    CUSIP NUMBER: 45321T 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR RULE 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

(a)     [ ]    Broker or dealer registered under Section 15 of the Exchange Act;
(b)     [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)     [ ]    Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)     [ ]    Investment company registered under Section 8 of the Investment Company Act;
(e)     [ ]    An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)     [ ]    An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);
(g)     [ ]    A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);
(h)     [ ]    A savings association as defined in Section 3(b) of the Federal Deposit
               Insurance Act;
(i)     [ ]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)     [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP.

        (a)    Amount Beneficially Owned:                        42,366,878

        (b)    Percent of Class:                                 46.3%


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
        (c)    Number of Shares to which such person has:

               (i)    Sole power to vote or direct the vote:     42,366,878

               (ii)   Shared power to vote or direct the vote:   0

               (iii)  Sole power to dispose or to direct the
                      disposition of:                            42,366,878

               (iv)   Shared power to dispose or to direct
                      the disposition of:                        0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP.

        Not Applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 13, 2001
                                         ------------------------------
                                                    (Date)

                                            /s/ Guillermo V. Pardo
                                         ------------------------------
                                                  (Signature)

                                          Guillermo V. Pardo/Director
                                         ------------------------------
                                                 (Name/Title)




        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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